

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2019

Edward Smith
President and Chief Executive Officer
SMTC Corporation
7050 Woodbine Ave., Suite 300
Markham, Ontario, Canada L3R 4G8

  Re: SMTC Corporation
    Registration Statement on Form S-3
    Filed January 7, 2019
    File No. 333-229154

Dear Mr. Smith:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Information Technologies
          and Services

cc: David J. Katz